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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYCOM, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0005 Per Share
(Title of Class of Securities)

73172K-10-4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael R. Kourey
Senior Vice President of Finance
and Administration
and Chief Financial Officer
Polycom, Inc.
1565 Barber Lane
Milpitas, California 95035
(408) 526-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
J. Rol Williams, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable

*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
/
/  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: Not applicable.
        Form or Registration No.: Not applicable.
        Filing party: Not applicable.
        Date filed: Not applicable.

/x/
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  /
  /  third party tender offer subject to Rule 14d-1.
  /x/
  issuer tender offer subject to Rule 13e-4.
/
/  going-private transaction subject to Rule 13e-3.
/
/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    Below is a transcript of comments made by Robert C. Hagerty, President and Chief Executive Officer of Polycom, Inc., at an employee meeting held May 18, 2001. These comments do not constitute an offer to holders of options to purchase Polycom common stock to exchange their options.

At the time the exchange offer is commenced, Polycom will provide option holders who are eligible to participate in the exchange offer with written materials explaining the precise terms and timing of the exchange offer. Persons who are eligible to participate in the exchange offer should read these written materials carefully when they become available because they contain important information about the exchange offer. Polycom will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. Polycom stockholders and optionholders will be able to obtain these written materials and other documents filed by us with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

    ROBERT C. HAGERTY: "Then the other thing that was approved was the six plus one plan. So that was subject to shareholder approval and that was approved. So let me just go through some of those things in a little more detail.

    With the six plus one, there are several filings and things that need to happen from here. So the six plus one is very tied into what the SEC will approve and not approve. We did interestingly enough get a lot of kudos from the financial community, particularly the investor community, large investor community, because we did take our six plus one to the shareholders. So we gained enormous ground with a lot of folks, from ISS, that we took it to the shareholders and the way we took it to the shareholders. So that's a good thing. We want to stay in good stead with our ownership. So on the six plus one you balance the information. So instructions and procedures—expect that in the next few days, next few working days. So that plan will come out. I don't want to go into the details of that—I'll answer some of the global questions about it but we will have more comprehensive information coming out on the six plus one and that again to remind every one what six plus one is—that's the opportunity for you to take your underwater shares, turn them in and have them converted back into new shares on, I think it's going to be December 17, 18, or 19, at the price at that time. So again I don't want to go into details here—that's a program that requires a whole separate set of instructions and meetings but the good news is that this opportunity will be presented for us and we should have that paperwork completed here in the next few working days."

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CALCULATION OF FILING FEE